FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Enhertu reduced risk of disease progression by 72%

18 September 2021 14:05 BST

Enhertu reduced the risk of disease progression or death by 72% vs. trastuzumab emtansine (T-DM1) in patients with
HER2-positive metastatic breast cancer

Ground-breaking Phase III head-to-head DESTINY-Breast03 results featured at ESMO Presidential Symposium support Enhertu as the potential new standard of care in previously treated patients

DESTINY-Breast01 Phase II trial data also presented at ESMO showed impressive median overall survival of 29.1 months in HER2-positive patients following two or more HER2-based regimens

Detailed positive results from the head-to-head DESTINY-Breast03 Phase III trial showed that Enhertu (trastuzumab deruxtecan), the AstraZeneca and Daiichi Sankyo Company, Limited (hereafter, Daiichi Sankyo) HER2-directed antibody drug conjugate (ADC), demonstrated superior progression-free survival (PFS) versus trastuzumab emtansine (T-DM1), a HER2-directed ADC currently approved to treat patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab and a taxane. Results were presented today in a Presidential Symposium at the European Society for Medical Oncology (ESMO) Congress 2021.

At a prespecified interim analysis of DESTINY-Breast03, Enhertu demonstrated a 72% reduction in the risk of disease progression or death compared to T-DM1 (hazard ratio [HR] 0.28; 95% confidence interval [CI] 0.22-0.37; p=7.8x10-22). After 15.5 and 13.9 months of follow-up in the Enhertu and T-DM1 arms respectively, the median PFS for patients treated with Enhertu was not reached (95% CI 18.5-NE) compared to 6.8 months for T-DM1 (95% CI 5.6-8.2) as assessed by blinded independent central review (BICR).

In the key secondary endpoint of PFS assessed by investigators, patients treated with Enhertu experienced a three-fold improvement in PFS of 25.1 months versus 7.2 months for T-DM1 (HR 0.26; 95% CI 0.20-0.35; p=6.5x10-24). A consistent PFS benefit was observed in key subgroups of patients treated with Enhertu, including those with a history of stable brain metastases.

There was a strong trend towards improved overall survival (OS) with Enhertu (HR 0.56; 95% CI 0.36-0.86; nominal p=0.007172), however this analysis is not yet mature and is not statistically significant. Nearly all patients treated with Enhertu were alive at one year (94.1%) compared to 85.9% of patients treated with T-DM1.

Confirmed objective response rate (ORR) more than doubled in the Enhertu arm versus the T-DM1 arm (79.7% vs. 34.2%). Forty-two (16.1%) complete responses (CR), and 166 (63.6%) partial responses (PR) were observed in patients treated with Enhertu compared to 23 (8.7%) CRs and 67 (25.5%) PRs in patients treated with T-DM1.

Javier Cortés, MD, PhD, Head, International Breast Cancer Center (IBCC), Barcelona, said: "Patients with previously treated HER2-positive metastatic breast cancer will typically experience disease progression in less than a year with available HER2-directed treatments. The high and consistent benefit seen across efficacy endpoints and key subgroups of patients receiving Enhertu in DESTINY-Breast03 is remarkable and supports the potential of Enhertu to become the new standard of care for those who have previously been treated for HER2-positive metastatic breast cancer."

Susan Galbraith, Executive Vice President, Oncology R&D, said: "Today's results are ground-breaking. Enhertu tripled progression-free survival as assessed by investigators, and provided a disease control rate exceeding 95% compared to 77% for T-DM1 in DESTINY-Breast03. In addition, the safety profile was encouraging with no Grade 4 or 5 interstitial lung disease events in this trial. These unprecedented data represent a potential paradigm shift in the treatment of HER2-positive metastatic breast cancer, and illustrate the potential for Enhertu to transform more patient lives in earlier treatment settings."

Ken Takeshita, Global Head, R&D, Daiichi Sankyo, said: "The early survival data, which evaluated Enhertu against another HER2-directed ADC, showed that nearly all patients treated with Enhertu were alive after a year and is a positive indication of the potential of this medicine to transform the treatment of HER2-positive metastatic breast cancer. These landmark data will form the basis of our discussions with global health authorities to potentially bring Enhertu to patients with previously treated HER2-positive metastatic breast cancer as a more effective treatment option as soon as possible."

Summary of results: DESTINY-Breast03

Efficacy Measure	Enhertu (5.4 mg/kg) Total Evaluable (n=261)i	T-DM1 (3.6 mg/kg) Total Evaluable (n=263)
PFSii (95% CI)
Hazard ratio (95% CI)	0.28 (0.22-0.37)
p-value	p=7.8x10-22
Median PFS (months) (95% CI)ii	NR (18.5-NE)	6.8 months (5.6-8.2)
Landmark 12-month PFS (%) (95% CI)ii	75.8% (69.8-80.7)	34.1% (27.7-40.5)
PFS as assessed by investigators (95% CI)
Hazard ratio (95% CI)	0.26 (0.20-0.35)
p-value	p=6.5x10-24
Median PFS (months) (95% CI)	25.1 months (22.1-NE)	7.2 months (6.8-8.3)
OS
Hazard ratio (95% CI)	0.56 (0.36-0.86)
p-value	p=0.007172iii
Landmark 12-month OS (%) (95% CI)	94.1% (90.3-96.4)	85.9% (80.9-89.7)
Median OS (months) (95% CI)	NE	NE
Confirmed ORR (%) (95% CI)ii,iv	79.7% (74.3-84.4)	34.2% (28.5-40.3)
Complete response (%)	16.1% (42)	8.7% (23)
Partial response (%)	63.6% (166)	25.5% (67)
Stable disease (%)	16.9% (44)	42.6% (112)
Progressive disease (%) (95% CI)	1.1% (3)	17.5% (46)
DCRv	96.6% (252)	76.8% (202)
i Dose used in the study being presented
ii As assessed by blind independent central review
iii Not statistically significant
iv ORR is (CR + PR)
v DCR is (CR+PR+SD)

The safety profile of the most common adverse events with Enhertu in DESTINY-Breast03 was consistent with previous clinical trials with no new safety concerns identified. The most common Grade 3 or higher treatment-emergent adverse events in the Enhertu arm were neutropenia (19.1%), thrombocytopenia (7.0%), leukopenia (6.6%) and nausea (6.6%).

There were 27 cases (10.5%) of treatment-related interstitial lung disease (ILD) or pneumonitis reported, as determined by an independent adjudication committee. The majority (9.7%) were low Grade (Grade 1 or Grade 2), with two Grade 3 (0.8%) events reported. No Grade 4 or Grade 5 ILD or pneumonitis events occurred.

DESTINY-Breast01 Updated Results
Updated results from the pivotal DESTINY-Breast01 Phase II trial were also presented at ESMO and showed that Enhertu (5.4 mg/kg) continued to demonstrate impressive efficacy and durable responses in patients with HER2-positive metastatic breast cancer following two or more prior HER2-based regimens.

With a median duration of follow-up of 26.5 months, a continued increase in response was seen in patients treated with Enhertu with an updated ORR of 62.0%, including one additional CR (7.1%). A median duration of response (DoR) of 18.2 months was also observed.

The median PFS was 19.4 months. In an exploratory analysis of OS with a median follow-up of 31.1 months, evaluated at a greater maturity (52%), the updated median OS was 29.1 months.

The overall safety and tolerability profile seen with Enhertu in DESTINY-Breast01 continues to be consistent with what has been previously observed. There has been one new case of treatment-related Grade 1 ILD or pneumonitis determined by an independent adjudication committee as of data cut-off of March 26, 2021.

Enhertu is approved for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens in the metastatic setting in the US, Japan, the EU and several other countries based on the results from the DESTINY-Breast01 trial.

Enhertu is being further assessed in a comprehensive clinical development programme evaluating efficacy and safety across multiple HER2-targetable cancers, including breast, gastric, lung and colorectal cancers.

Several presentations featured during the ESMO Congress 2021 will showcase the strength and depth of Enhertu data across multiple tumour types, including gastric, lung and breast cancers, reinforcing the transformational potential of this medicine in the treatment of HER2-targetable cancers.

HER2-positive breast cancer
Breast cancer remains the most common cancer and is one of the leading causes of cancer-related deaths in women worldwide.1 More than two million patients with breast cancer were diagnosed in 2020, resulting in nearly 685,000 deaths globally.1 Approximately one in five cases of breast cancer are considered HER2-positive.2

HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours, including breast, gastric, lung and colorectal cancers.3 HER2 protein overexpression may occur as a result of HER2 gene amplification and is often associated with aggressive disease and a poor prognosis in breast cancer.4

Despite initial treatment with trastuzumab and a taxane, people with HER2-positive metastatic breast cancer will often experience disease progression.5 More effective options are needed to further delay progression and extend survival.5-7

DESTINY-Breast03
DESTINY-Breast03 is a global head-to-head, randomised, open-label, registrational Phase III trial evaluating the safety and efficacy of Enhertu (5.4mg/kg) versus T-DM1 in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab and a taxane.

The primary efficacy endpoint of DESTINY-Breast03 is PFS based on blinded independent central review. Secondary efficacy endpoints include OS, objective response rate, duration of response, clinical benefit rate, PFS based on investigator assessment and safety.

DESTINY-Breast03 enrolled approximately 500 patients at multiple sites in Asia, Europe, North America, Oceania and South America. For more information about the trial, visit ClinicalTrials.gov.

DESTINY-Breast01
DESTINY-Breast01 is a registrational Phase II, single-arm, open-label, global, multi-centre, two-part trial evaluating the safety and efficacy of Enhertu in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with T-DM1.

The primary endpoint of the trial is ORR, as determined by ICR. Secondary objectives include DoR, disease control rate, clinical benefit rate, PFS and OS.

DESTINY-Breast01 enrolled 253 patients at multiple sites in Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload, an exatecan derivative, via a stable tetrapeptide-based cleavable linker.

Enhertu (5.4mg/kg) is approved in Canada, the EU, Israel, Japan, the UK and the US for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens in the metastatic setting based on the results from the DESTINY-Breast01 trial.

Enhertu (6.4mg/kg) is also approved in Israel, Japan and the US for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or gastroesophageal junction adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 trial.

Enhertu development programme
A comprehensive development programme is underway globally, evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers, including breast, gastric, lung and colorectal cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Enhertu was highlighted in the Clinical Cancer Advances 2021 report as one of two significant advancements in the "ASCO Clinical Advance of the Year: Molecular Profiling Driving Progress in GI Cancers," based on data from both the DESTINY-CRC01 and DESTINY-Gastric01 trials, as well as one of the targeted therapy advances of the year in non-small cell lung cancer (NSCLC), based on the interim results of the HER2-mutated cohort of the DESTINY-Lung01 trial.

In May 2020, Enhertu also received Breakthrough Therapy Designation for the treatment of patients with metastatic NSCLC whose tumours have a HER2-mutation and with disease progression on or after platinum-based therapy.

Daiichi Sankyo collaboration
Daiichi Sankyo and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (DS-1062; a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment. AstraZeneca aims to continue to transform outcomes for HR-positive breast cancer with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and the next-generation oral SERD and potential new medicine AZD9833.

PARP inhibitor, Lynparza (olaparib) is a targeted treatment option for metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in metastatic breast cancer patients with an inherited BRCA mutation and are exploring new opportunities to treat these patients earlier in their disease.

Building on the first approval of Enhertu, a HER2-directed ADC, in previously treated HER2-positive metastatic breast cancer, AstraZeneca and Daiichi Sankyo are exploring its potential in earlier lines of treatment and in new breast cancer settings.

To bring much needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi (durvalumab) in combination with other oncology medicines, including Lynparza and Enhertu, investigating the potential of AKT kinase inhibitor, capivasertib, in combination with chemotherapy, and collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021; 10.3322/caac.21660.
2. Ahn S, et al. HER2 status in breast cancer: changes in guidelines and complicating factors for interpretation. J Pathol Transl Med. 2020; 54(1): 34-44.
3. Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014;852748.
4. Pillai R, et al. HER2 mutations in lung adenocarcinomas: A report from the Lung Cancer Mutation Consortium. Cancer. 2017;1;123(21):4099-4105.
5. Barok M, et al. Trastuzumab emtansine: mechanism of action and drug resistance. Breast Cancer Res. 2014; 16(2):209.
6. Mounsey, L et al. Changing Natural History of HER2-Positive Breast Cancer Metastatic to the Brain in the Era of New Targeted Therapies. Clin Breast Cancer. 2018; 18(1):29-37.
7. Martinez-S Sáez O, et al. Current and Future Management of HER2-Positive Metastatic Breast Cancer. JCO Oncol Pract. 2021. 10.1200/OP.21.00172.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 September 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary